

Mail Stop 4631

December 14, 2009

Mr. James K. McHugh
Chief Financial Officer
N-Viro International Corporation
3450 W. Central Avenue, Suite 328
Toledo, OH 43606

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **File No. 0-21802**

Dear Mr. McHugh:

We have reviewed these filings and have the following comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

Item 9A(T) – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1. Please amend your Form 10-K for the year ended December 31, 2008 and your subsequent Forms 10-Q to state the conclusions of your principal executive and financial officers regarding whether your disclosure controls and procedures are effective or not effective. See Item 307 of Regulation S-K. Please also remove your disclosure implying that the cost-benefit relationship of possible controls and procedures is part of your effectiveness assessment. While cost-benefit may be a

reason a company has disclosure controls and procedures that are not effective, it is not something that should be considered in concluding that disclosure controls and procedures are effective.

* * * *

Please respond to this comment and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief